Form 6-K

                       Securities and Exchange Commission
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2002

                                  WOLSELEY PLC

                 (Translation of registrant's name into English)

                            P. O. Box 18, Vines Lane
              Droitwich Spa, Worcestershire WR9 8ND, United Kingdom
              -----------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

                   Form 20-F     X                    Form 40-F
                             --------                           --------

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                          No     X
                             --------                    --------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

                                   82
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                    FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER             Page 1
                       Securities and Exchange Commission



The following documents are filed herewith:

                                      INDEX

DOCUMENT

Exhibit 1.1 News Release Regarding Recent Wolseley Acquisitions dated June 24, 2002

Exhibit 1.2       Notification of Substantial Shareholdings dated June 24, 2002



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                    FORM 6K REPORT OF FOREIGN PRIVATE ISSUER              Page 2
                       Securities and Exchange Commission



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                WOLSELEY plc
                                (Registrant)


                                By: /s/ David A. Branson
                                   -----------------------------------------
                                         David A. Branson
                                         Group Company Secretary

Date: June 28, 2002